

June 9, 2014

Via E-mail
Mr. David O'Reilly
Executive Vice President, Chief Investment Officer and
Chief Financial Officer
Parkway Properties, Inc.
390 North Orange Avenue, Suite 2400
Orlando, FL 32801

> **Re:** **Parkway Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 1-11533**

Dear Mr. O'Reilly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2. Properties

Office Buildings, page 26

1.   In future filings for the table that shows properties owned or had an interest in at January 1, 2014, please revise to present separate tables for the properties that are not consolidated and for properties that are consolidated or clearly identify which properties are not consolidated within your current table.

2.   We note your disclosure regarding lease expirations on page 29 and your disclosure on page 38 regarding rental rate embedded growth. Please revise your disclosure in future Exchange Act periodic reports to more specifically discuss the relationship between expiring rents and current market rents consistent with the information provided in your supplemental financial materials.

Funds from Operations page 67

3.   In future filings please exclude preferred dividends, convertible preferred dividends and dividends on preferred stock redemption from FFO. These amounts could be presented as part of adjusted FFO. If you provide adjusted FFO in future filings please reconcile to FFO as defined by NAREIT and then reconcile to adjusted FFO.

Note – 4 Investment in Unconsolidated Joint Ventures, page 94

4.   We note that you have a 75% ownership interest in the US Airways Building joint venture. Please provide us with your analysis of how you determined to not consolidate this joint venture. Please cite the applicable guidance in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief